Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-200465) and related Prospectus of Group 1 Automotive, Inc. for the registration of $550,000,000 of its 5.000% Senior Notes due 2022, and to the incorporation by reference therein of our report dated February 24, 2015, except for Note 22, as to which the date is May 8, 2015, with respect to the consolidated financial statements of Group 1 Automotive, Inc. and subsidiaries, and our report dated February 24, 2015, with respect to the effectiveness of internal control over financial reporting of Group 1 Automotive, Inc. and subsidiaries, included in the Current Report (Form 8-K) of Group 1 Automotive, Inc. dated May 8, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

May 8, 2015